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SECUR[ITIES AND EXCHANGE COMMISSION]

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2017
REGISTRATIONS BRANCH
15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (Date) AND ENDING December 31, 2016 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AdCap Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Ave.
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman — 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison Brown Argiz & Farra, LLC
(Name - *if individual, state last, first, middle name*)

1450 Brickell Ave.	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, Gustavo Dominguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AdCap Securities LLC as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/15/17

ANA M TORRES
MY COMMISSION #FF101181
EXPIRES March 12, 2018
(407) 398-0153 FloridaNotaryService.com

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☐ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AdCap Securities, LLC
(A Wholly-Owned Subsidiary of AdCap Holdings, LLC)
Index
December 31, 2016

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
AdCap Securities, LLC
(A Wholly-Owned Subsidiary of AdCap Holdings, LLC)

We have audited the accompanying statement of financial condition of AdCap Securities, LLC (A Wholly-Owned Subsidiary of AdCap Holdings, LLC) as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of AdCap Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AdCap Securities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 15, 2017

An Independent Member of Baker Tilly International

MIAMI 1450 Brickell Avenue, 18th Floor, Miami FL 33131 | **T** 305 373 5500 **F** 305 373 0056 | www.mbafcpa.com

AdCap Securities, LLC
(A Wholly-Owned Subsidiary of AdCap Holdings, LLC)
Statement of Financial Condition
December 31, 2016

ASSETS		
Cash	$	232,602
Deposits with clearing organizations		305,000
Receivable from clearing organization		460,493
Goodwill		260,000
Prepaid expenses		35,062
Furniture and equipment, net		10,819
Due from affiliates		33,557
Other assets		2,692
TOTAL ASSETS	**$**	**1,340,225**
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	349,279
Commissions payable		29,118
Subordinated loan interest payable		13,348
Liabilities subordinated to claims of general creditors		300,000
TOTAL LIABILITIES		691,745
COMMITMENTS AND CONTINGENCIES (NOTES 3 and 10)		
MEMBER'S EQUITY		648,480
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**1,340,225**

See accompanying notes to the financial statement.

1. NATURE OF BUSINESS

AdCap Securities, LLC (A Wholly Owned Subsidiary of AdCap Holdings, LLC) (the "Company"), formerly known as Lake Forest Securities, LLC, is an Illinois corporation registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by AdCap Holdings, LLC. (the "Parent"). The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing brokers and does not maintain customer accounts.

The Company has not generated significant revenues to maintain its operations and thus has been dependent on the Parent to make capital contributions from time to time to support its operations and to maintain compliance with SEC Rule 15c3-1. The Company will likely continue to depend on the Parent for these capital contributions. The Parent has committed to continue providing the necessary capital to maintain compliance with SEC Rule 15c3-1.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Commissions

Commission and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Agreements

The Company has agreements with both RBC Capital Markets and Pershing, LLC. to provide execution and clearing services on behalf of its customers on a fully disclosed basis.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided for by the straight-line method over the estimated useful lives of 3 to 5 years. As of December 31, 2016, furniture and equipment amounted to $20,644 and the related accumulated depreciation was $9,825. Repairs and maintenance are expensed as incurred.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2016 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Revenue Recognition

The Company primarily acts in a principal capacity, buying and selling securities on a riskless basis with customers and other dealers. Such securities transactions and the related riskless principal trading, commissions, brokerage fees revenues, and expenses are recorded on trade date.

Income Taxes

Effective July 24, 2014, the Company elected to be treated as a corporation for federal income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that tax benefits will not be realized.

The Company recognizes positions taken or expected to be taken in a tax return in accordance with existing accounting guidance on income taxes which prescribes a recognition threshold and measurement process. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other operating expenses, respectively.

Goodwill

The Company accounts for goodwill and intangibles under an accounting standard which specifies that all goodwill and indefinite life intangibles shall not be amortized. Goodwill must be allocated to reporting units and evaluated for impairment on an annual basis. The Company completed its annual impairment evaluation for the fiscal year ended December 31, 2016 and determined that goodwill is not impaired.

Subsequent Events

The Company has evaluated subsequent events through February 15, 2017, which is the date the financial statements were issued.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements

Revenue From Contracts With Customers
In May 2014, the Financial Accounting Standards Board issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual periods beginning after December 15, 2017 and in interim periods in that reporting period. Early application is permitted for annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the effect the update will have on its financial statements.

Leases
In February 2016, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company is currently evaluating the effect the update will have on its financial statements

3. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

4. RECEIVABLES FROM CLEARING ORGANIZATION

Receivable from broker includes cash balances held at the clearing brokers as well as receivables due from the clearing brokers on trades pending settlement. At December 31, 2016, the amount due from clearing brokers totaled $460,493.

5. DEPOSITS WITH CLEARING ORGANIZATION

The Company's clearing brokers' are RBC Capital Markets and Pershing, LLC. The agreements between the Company and clearing brokers require that the Company maintain a collateral deposit of $305,000. The collateral deposit including interest receivable as of December 31, 2016 is $305,000.

6. NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2016, the Company had net capital of $619,640 which was $519,640 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.61 to 1 as of December 31, 2016.

7. RELATED PARTY TRANSACTIONS

On October 1, 2014, the Company entered into an expense sharing agreement, subsequently amended July 13, 2016 with the Parent. For the year ended December 31, 2016, the agreement resulted in reimbursement of expenses to the Parent of $99,000 for certain operating expenses.

On March 28, 2016, the Company entered into a sub-clearing agreement with one of its affiliates, AdCap Securities Uruguay in which the Company introduces their customers to Clearing Firm. As of December 31, 2016, the Company has $33,557 of amounts due for such services.

As of December 31, 2016, the Company has $12,007 due to AdCap Securities Colombia for the referral of customers included in accounts payable and accrued expenses of the accompanying Statement of Financial Condition.

8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On November 20, 2015, the Company converted a loan payable to the Parent in the amount of $300,000 into a subordinated loan agreement with the Parent. As of December 31, 2015, the balance of the subordinated loan was $313,348 which includes accrued interest of $13,348. The subordinated loan and interest are used in computing net capital. The subordinated loan with the Parent has a three year term and bears interest at 4%.

9. INCOME TAXES

The Company recorded no income tax benefit or expense for the year ended December 31, 2016.

The actual income tax expense for 2016 differs from the statutory tax expense for the year (computed by applying the U.S. federal corporate tax rate of 34% to net loss) due to the valuation allowance and state income taxes.

The Company has approximately $1,929,000 and $2,023,000 of Federal and State net operating loss carry forwards, respectively, which begin to expire in 2034. Their utilization is limited to future taxable earnings of the Company.

9. INCOME TAXES (CONTINUED)

The Company's deferred tax asset is primarily derived from net operating losses and amounts to approximately $720,000 as of December 31, 2016. Due to the uncertain nature of the ultimate realization of the net deferred tax asset, the Company has established a full valuation allowance against the benefits of the net deferred tax asset and will recognize these benefits only as reassessment demonstrates they are realizable. Ultimate realization is dependent upon several factors, among which is future earnings. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the net deferred tax assets will be recorded in future operations as a reduction of the Company's income tax expense.

The U.S. Federal jurisdiction, Florida, Illinois, and New York are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2013.

For the year ended December 31, 2016, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.